Filed by Neenah, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

The following is a joint press release distributed by Neenah, Inc. and Schweitzer-Mauduit International, Inc. on May 17, 2022.

SWM and Neenah Announce Executive Leadership Team and Operational Structure for Combined Company Post Close

ALPHARETTA, GEORGIA – May 17, 2022 – Schweitzer-Mauduit International, Inc. (NYSE: SWM) (“SWM”) and Neenah, Inc. (NYSE: NP) (“Neenah”), two leading global manufacturers of specialty materials, today announced the future executive leadership team and operating structure for the combined company, effective upon completing their pending merger.

Executive Leadership Team

As previously announced, Julie Schertell, President and Chief Executive Officer of Neenah, will serve as President, Chief Executive Officer, and a member of the Board of Directors. Dr. Jeff Kramer, Chief Executive Officer of SWM, will serve as a strategic advisor. John D. Rogers, Non-Executive Chairman of the SWM Board, will serve as Non-Executive Chair of the Board of Directors. The senior leadership team announced today includes:

•	Omar Hoek, Chief Operating Officer
•	Andrew Wamser, Chief Financial Officer
•	Ricardo Nuñez, General Counsel, Secretary & Chief Compliance Officer
•	Natalie Poteran, Chief Transformation Officer
•	Sarma Malladi, Chief Information Officer
•	Mike Rickheim, Chief Human Resources & Administrative Officer

Two Reporting Segments

Upon closing, the new company will report results from two reporting segments: Advanced Technical Materials and Fiber-Based Solutions. The Advanced Technical Materials segment will deliver solutions that filter and purify air and liquids, support adhesive and protective applications, advance healing and wellness, and solve some of material science’s most demanding performance needs. The Fiber Based Solutions segment will leverage the combined company’s extensive natural fiber capabilities to provide specialty solutions for various end-uses, including sustainable packaging, imaging & communications, home & office, consumer goods, and other applications.

“Establishing this leadership team and business structure is an important milestone in bringing together our two talented organizations,” said Schertell. “The merger of Neenah and SWM has tremendous potential, driven by the compelling strategic fit of our businesses, significant synergy opportunity, and benefits of additional scale. With a broader portfolio of products, expanded technology suite, and enhanced geographic presence, we will be stronger together and well-positioned for growth. We are combining our collective leadership strengths, capabilities, and experiences to assemble a powerful executive team that will drive growth, expand our position as a leader in specialty materials, and deliver on the promise of our combination, creating value for our customers, employees, and shareholders.”

Dr. Kramer commented, “Having a strong and experienced leadership team on day one is critical as we work to deliver on the substantial, attainable value-creating opportunities ahead and realize the full potential of this transformational merger. As Julie and I work together, our goal is to create a unified model to deliver on the promise of this combination. I look forward to continued progress on our integration plans as we build a company that is well-positioned to succeed with a best-in-class product portfolio and deep expertise in material science and engineering technologies that will drive innovation and solve our customers’ toughest challenges.”

As previously announced, on March 28, 2022, SWM and Neenah agreed to combine in an all-stock merger of equals to create a ~$3 Billion global leader in specialty materials and solutions. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) expired on May 12, 2022, satisfying one of the conditions to the closing of the transaction. The transaction is expected to close in the second half of 2022, subject to Neenah and SWM shareholder approval and other customary closing conditions.

About SWM

Schweitzer-Mauduit International, Inc., operating as SWM International, is a leading global performance materials company focused on finding ways to improve everyday life by bringing best-in-class innovation, design, and manufacturing solutions to our customers. Our highly engineered films, adhesive tapes, foams, nets, nonwovens, and papers are designed and manufactured using resins, polymers, and natural fibers for a variety of industries and specialty applications. SWM and its subsidiaries manufacture on four continents, conduct business in over 90 countries and employ approximately 5,000 people worldwide. For further information, please visit SWM’s website at www.swmintl.com.

About Neenah, Inc.

Neenah is a leading global manufacturer of specialty materials serving customers across six continents, with headquarters in Alpharetta, Georgia. We are focused on growing filtration media, specialty coatings, engineered materials, and imaging & packaging. Our materials are used in various products every day, such as transportation and water filters, premium packaging of spirits, technology and beauty products, industrial labels, tapes and abrasives, and digital printing for high-end apparel. To learn more, please visit www.neenah.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to the safe harbor created by that Act and other legal protections. Forward-looking statements include, without limitation, those regarding EPS and other financial guidance, acquisition integration and performance, growth prospects, future end-market trends, the future effects of supply chain challenges and price increases, future cash flows, net leverage, purchase accounting impacts, effective tax rates, planned investments, impacts of the COVID-19 pandemic on our operations, profitability, and cash flow, and other statements generally identified by words such as "believe," "expect," "intend," "guidance," "plan," "forecast," "potential," "anticipate," "confident," "project," "appear," "future," "should," "likely," "could," "may,", "will", "typically," and similar words.

These forward-looking statements are prospective in nature and not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which SWM and Neenah shall operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. No assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. These statements are not guarantees of future performance and involve certain risks and uncertainties, and assumptions that may cause actual results to differ materially from our expectations as of the date of this release. These risks include, among other things, the following factors: risks associated with pandemics and other public health emergencies, including the continued impact of, and the governmental and third party response to, the COVID-19 pandemic and its variant strains (including any proposed new regulation concerning mandatory COVID-19 vaccination of employees); changes in sales or production volumes, pricing and/or manufacturing costs of reconstituted tobacco products, cigarette paper (including for LIP cigarettes), including any change by our customers in their tobacco and tobacco-related blends for their cigarettes, their target inventory levels and/or the overall demand for their products, new technologies such as e-cigarettes, inventory adjustments and rebalancings in our EP segment. Additionally, competition and changes in AMS end-market products due to changing customer demands; changes in the Chinese economy, including relating to the demand for reconstituted tobacco, premium cigarettes and netting and due to impact of tariffs; risks associated with the implementation of our strategic growth initiatives, including diversification, and the Company's understanding of, and entry into, new industries and technologies; changes in the source and intensity of competition in our commercial segments; our ability to attract and retain key personnel, including in connection with the Merger, labor shortages, labor strikes, stoppages or other disruptions; weather conditions, including potential impacts, if any, from climate change, known and unknown, seasonality factors that affect the demand for virgin tobacco leaf and natural disasters or unusual weather events; seasonal or cyclical market and industry fluctuations which may result in reduced net sales and operating profits during certain periods; increases in commodity prices and lack of availability of such commodities, including energy, wood pulp and resins, which could impact the sales and profitability of our products; adverse changes in the oil, gas, automotive, construction and infrastructure, and mining sectors impacting key AMS segment customers; increases in operating costs due to inflation or otherwise, such as labor expense, compensation and benefits costs; changes in employment, wage and hour laws and regulations in the U.S., France and elsewhere, including the loi de Securisation de l'emploi in France, unionization rule and regulations by the National Labor Relations Board in the U.S., equal pay initiatives, additional anti-discrimination rules or tests and different interpretations of exemptions from overtime laws; the impact of tariffs, and the imposition of any future additional tariffs and other trade barriers, and the effects of retaliatory trade measures; existing and future governmental regulation and the enforcement thereof, for example relating to the tobacco industry, taxation and the environment (including the impact thereof on our Chinese joint ventures); new reports as to the effect of smoking on human health or the environment; changes in general economic, financial and credit conditions in the U.S., Europe, China and elsewhere, including the impact thereof on currency exchange rates (including any weakening of the Euro and Real) and on interest rates; the phasing out of USD LIBOR rates after 2023 and the replacement with SOFR; changes in the manner in which we finance our debt and future capital needs, including potential acquisitions; the success of, and costs associated with, our current or future restructuring initiatives, including the granting of any needed governmental approvals and the occurrence of work stoppages or other labor disruptions; changes in the discount rates, revenue growth, cash flow growth rates or other assumptions used by the Company in its assessment for impairment of assets and adverse economic conditions or other factors that would result in significant impairment charges; supply chain disruptions, including the failure of one or more material suppliers, including energy, resin and pulp suppliers, to supply materials as needed to maintain our product plans and cost structure; international conflicts and disputes, which restrict our ability to supply products into affected regions, due to the corresponding effects on demand, the application of international sanctions, or practical consequences on transportation, banking transactions, and other commercial activities in troubled regions; compliance with the FCPA and other anti-corruption laws or trade control laws, as well as other laws governing our operations; the pace and extent of further international adoption of LIP cigarette standards and the nature of standards so adopted; risks associated with our 50%-owned, non-U.S. joint ventures relating to control and decision-making, compliance, accounting standards, transparency and customer relations, among others; a failure in our risk management and/or currency or interest rate swaps and hedging programs, including the failures of any insurance company or counterparty; the number, type, outcomes (by judgment or settlement) and costs of legal, tax, regulatory or administrative proceedings, litigation and/or amnesty programs, including those in Brazil, France and Germany; the outcome and cost of the LIP-related intellectual property litigation against Glatz in Europe; risks associated with our technological advantages in our intellectual property and the likelihood that our current technological advantages are unable to continue indefinitely; risks associated with acquisitions, dispositions, strategic transactions and global asset realignment initiatives of SWM; costs and timing of implementation of any upgrades or changes to our information technology systems; failure by us to comply with any privacy or data security laws or to protect against theft of customer, employee and corporate sensitive information; changes in tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities; changes in construction and infrastructure spending and its impact on demand for certain products; potential loss of consumer awareness and demand for acquired companies’ products if it is decided to rebrand those products under the Company’s legacy brand names; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the Merger on a timely basis or at all, including the risk that regulatory approvals required for the Merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the Merger when expected or at all; business disruptions from the proposed Merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; uncertainty as to the long-term value of the common stock of SWM following the Merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; and other factors described elsewhere in this document and from time to time in documents that we file with the SEC.

All forward-looking statements made in this document are qualified by these cautionary statements. Forward-looking statements herein are made only as of the date of this document, and neither SWM nor Neenah undertakes any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the SEC. The discussion of these risks is specifically incorporated by reference into this release. The financial results reported in this release are unaudited.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance unless expressed as such and should only be viewed as historical data. The financial results reported in this release are unaudited.

Additional Information and Where to Find It

In connection with the proposed Merger, on May 4, 2022 SWM filed with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the Merger (which registration statement has not yet been declared effective). The registration statement includes a preliminary joint proxy statement/prospectus which is not complete and will be further amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed Merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 8, 2022 for its 2022 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Investor Contacts
Neenah, Inc.	SWM International
Kyle Anderson	Mark Chekanow
Vice President, Corporate Strategy and Investor Relations	Director, Investor Relations
(678) 518-3278	(770) 569-4229
investors@neenah.com	investors@swmintl.com

Media Contacts
Neenah, Inc.	SWM International
Missy Elam	Mary Gibson
Director, Corporate Communications	Director, Enterprise Communications
media@neenah.com	mgibson@swmintl.com
(678) 518-3263	(770) 569-4328